UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 13 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 1Q21-ResultsConference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

 Core business continues to deliver strong results with encouraging momentum, stabilizing in pre-pandemic levelsAs reported resultsNet revenues 35.4% to Ps. 13.2 billion (US$ 143 million)Adjusted EBITDA 49.6% to Ps. 4.7 billion (US$ 52 million)Net majority income 104.4% to Ps. 2.6 billion (US$ 37 million)Consolidated Adjusted EBITDA margin expanded 341 bps to 35.7% YoYSolid balance sheet with Net Debt to LTM Adj. EBITDA ratio of 0.04xExpansion of L´Amalí plant advancing towards completion   Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Strong business performance, EBITDA recovery of 49.6% YoY      2

 Macro & Industry contextRevenues and Volumes  3

Stabilization of Cement demand around pre-pandemic levels

GDP Growth[1] (YoY Growth, %)


2.9
-2.6
-2.1
-9.9
6.4
2.5
2.5
-5.2
-19.0
-10.1
-4.3
2017
2018
2019
2020
2021e
2022e
2023e
1Q20
2Q20
3Q20
4Q20

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)


ISAC
Cement Industry
-76 -55
-49 -33
-15 -7
-13 -14
-18
-13
-4 11
-1 13
6 25
27 33
23 20
23 18
98 94
135
Apr'20
May'20
Jun'20
Jul'20
Ago'20
Sep'20
Oct'20
Nov'20
Dec'20
Jan'21
Feb'21
Mar'21
Abr'21 4

Monthly Industry Cement Sales[3] ('000 tons)


2017
2018
2019
2020
2021
1,500
1,000
500
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)


64%
36%
60%
40%
58%
42%
58%
42%
70%
30%
64%
36%
62%
38%
2016
2017
2018
2019
2020
1Q20
1Q21
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) April 21: As of the date of this presentation, ISAC figures were not released

4

   Revenue Performance:Cement, masonry & lime: increased 38.4% YoY, with volumes expanding 38.0% with stable pricingConcrete: up by 64.8% YoY. Volumes recovery from initial lockup 104.6% partially offset by softer pricingRailroad: decreased by 12.7% YoY. Volumes increase by 5.0% but outweighed by poor pricing performanceAggregates: up 47.3% YoY. Volume increase of 42.5% coupled with positive pricing mix  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  13,175  9,7342  35.4%   Sales volumes include inter-segment salesSales revenues include inter-segment sales and Other segments        1Q21  1Q20  % Chg.     Cement, masonry & lime  MM Tn  1.38  1.00  38.0%    Concrete  MM m3  0.16  0.08  104.6%    Railroad  MM Tn  0.99  0.94  5.0%    Aggregates  MM Tn  0.18  0.13  42.5%                 1Q21  1Q20  % Chg.     11,798  8,525   38.4%    1,138  691   64.8%    952  1,090   -12.7%    135   92  47.3%     Core business driving revenue expansion of 35.4% YoY Sales Volume recovery across all segments      5

 Business Performance  6

 Gross Profit & Margin    AR$ Million  Consolidated gross profit up 61.0% YoY, with gross margin expanding 577 bps to 36.2% driven by our Cement businessCement gross margin expanded in the back of higher sales volumes and positive input costsSG&A increased by 26.6% YoY due to higher sales volume, yet as a % of revenues decreased by 57 bps YoY, to 8.2%  Selling, General & Administrative    AR$ Million  As a % of Sales  8.2%  8.8%  +26.6%    Gross Margin  30.5%  +61.0%    36.2%  Gross profit up 61.0%, with 577 bps of margin expansion       7

Adjusted EBITDA +49.6% YoY with margin expanding 341 bps

- **Consolidated Adjusted EBITDA up 49.6%** YoY reflecting a persistent momentum in our core cement business
- **EBITDA of US$52 million** in the 1Q21, compared to US$36 million in 1Q20
- **Consolidated Adjusted EBITDA Margin expanded 341 bps** to 35.7% from 32.3% in 1Q20
- **By segments**
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 322 bps to 40.8%
  - **Concrete** Adjusted EBITDA margin remain almost flat at negative10.1%
  - **Railroad** Adjusted EBITDA margin deteriorated to 2.4% from 3.5%
  - **Aggregates** Adjusted EBITDA margin improved but remained negative at 11.2%

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
32.3%
35.7%
+49.6%
3,145
4,706
1Q20
1Q21

US$ million	36	52

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

 Bottom line Financial performance      9

Net profit surged 104% as EBITDA growth coupled with net finance gain

- **Net Profit breakdown:**
  - **Adjusted EBITDA increased by 49.6%** YoY
  - **Total finance gain** of Ps.141 million in 1Q21 compared to a net loss of Ps.570 million in 1Q20
    - **Foreign exchange gain** of Ps. 21 million in 1Q21, compared to a Ps. 239 million loss in 1Q20, due to lower net debt denominated in foreign currency and a real appreciation of the Ps.
    - **Net Financial expense**, declined by Ps. 70 million to Ps.438 million compared to same quarter last year driven by lower total Financial Debt
    - **Gain on net monetary position** was Ps.558 million in 1Q21 compared to Ps.176 million on 1Q20
- **Effective tax rate in** remained almost flat at 31.6% in 1Q21
- **Net Profit Attributable to Owners of the Company** in 1Q21 increased 112.7% YoY

Finance Costs, net

AR$ Million



141
-570
1Q20
1Q21

Net Profit Attributable to Owners

AR$ Million



+112.7%
1,223
2,601
1Q20
1Q21

US$ million	10	37

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

10

Strong cashflow generation coupled with solid financial position

- **Cash position** of Ps. 6.0 billion and total debt at Ps. 6.7 billion as of end of 1Q21
- **Net Debt** of Ps. 640 million (US$ 7 mm) in Mar'21 compared to Ps. 18,3 billion (US$ 284 mm) in Mar'20
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.04x in 1Q21 compared with 0.16x in FY20
- **In 1Q21, Operating cash flow increased YoY** by Ps. 1,312 million, mainly due to higher profitability and lower working capital needs
- **Capital expenditures** of Ps.1.0 billion (28% L´Amalí expansion)
- **Share Repurchased in 1Q21** amounted Ps. 255 million

Debt Maturity schedule



Ps.
EUR
USD
US$ Million
66
18
18
14
22
Cash Position
2Q 2021
3Q 2021
4Q 2021
2022-2023

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	1Q21	1Q20
Net cash generated by operating activities	2,929	160
Net cash used in investing activities	(2,621)	(5,759)
Net cash (used in) generated by financing activities	(699)	5,766
Cash and cash equivalents at the end of the period	4,362	2,116

Debt by Currency



Ps.
0.5%
EURO
18%
US$72
MM
US$
82%

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

 2021 Outlook  12

2021 Outlook

- Cement demand stabilizing around pre-pandemic levels with moderate growth perspectives expected for the remainder of the year
- The macroeconomic context together with Covid-19 second wave may increase uncertainty and affect large construction projects resumption
- Expansion of L´Amalí plant full commissioning within next months. Clinker line start-up in coming days
- World-class profitability, strong cash flow generation and balance sheet, are the foundations of a promising future







13

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

IR Contact

Marcos I. Gradin
Chief Financial Officer and Investor Relations

Gastón Pinnel
Head of Investor Relations

+54 (11) 4319-3050
investorrelations@lomanegra.com

Thank you!

LOMA NEGRA

una empresa InterCement